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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13G
                                 (RULE 13D-102)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B),
        (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
                                 (AMENDMENT # 1)


                                  ABIOMED, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    003654100
                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 003654100                SCHEDULE 13G                PAGE 2 OF 6 PAGES
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  1.      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Dr. David M. Lederman, husband of Ms. Natalie F. Lederman
--------- ----------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [_]
          (b)  [_]
--------- ----------------------------------------------------------------------
  3.      SEC USE ONLY


--------- ----------------------------------------------------------------------
  4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER:

                              764,300
                       ------ --------------------------------------------------
NUMBER                   6.   SHARED VOTING POWER:
OF SHARES
BENEFICIALLY                  0
OWNED BY               ------ --------------------------------------------------
EACH                     7.   SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH                   764,300
                       ------ --------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER:

                              0
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          764,300
--------- ----------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          [ ]
--------- ----------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          2.87%
--------- ----------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

          IN
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                                Page 2 of 6 Pages

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CUSIP NO. 003654100                SCHEDULE 13G                PAGE 3 OF 6 PAGES
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  1.      NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Mrs. Natalie F. Lederman, wife of Dr. Davis M. Lederman
--------- ----------------------------------------------------------------------
  2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [_]
          (b)  [_]
--------- ----------------------------------------------------------------------
  3.      SEC USE ONLY


--------- ----------------------------------------------------------------------
  4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
--------------------------------------------------------------------------------
                         5.   SOLE VOTING POWER:

                              545,700
                       ------ --------------------------------------------------
NUMBER                   6.   SHARED VOTING POWER:
OF SHARES
BENEFICIALLY                  0
OWNED BY               ------ --------------------------------------------------
EACH                     7.   SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH                   545,700
                       ------ --------------------------------------------------
                         8.   SHARED DISPOSITIVE POWER:

                              0
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          545,700
--------- ----------------------------------------------------------------------
  10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          [ ]
--------- ----------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          2.05%
--------- ----------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON: (SEE INSTRUCTIONS)

          IN
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                                Page 3 of 6 Pages

ITEM 1(A). NAME OF ISSUER: ABIOMED, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           22 Cherry Hill Drive, Danvers, Massachusetts  01923

ITEM 2(A). NAME OF PERSON FILING:  Dr. David M. Lederman, husband of Mrs.
           Natalie F. Lederman, and Mrs. Natalie F. Lederman, wife of Dr. David
           M. Lederman

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
           c/o Analytical LLC, P.O. Box 7015, Beverly, Massachusetts  01915

ITEM 2(C). CITIZENSHIP: United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share

ITEM 2(E). CUSIP NO.: 003654100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

           (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                Page 4 of 6 Pages

ITEM 4.    OWNERSHIP

           (a) Amount Beneficially Owned: Dr. Lederman owns 764,300 shares of Common Stock, including 205,000 in-the-money options vested as of this date. Mrs. Lederman owns 545,700 shares of Common Stock. Each of them disclaims beneficial ownership of the shares held by the other.

                    Dr. Lederman and Mrs. Lederman serve as Trustees of a charitable Foundation which owns 65,000 shares of Common Stock. Both Dr. Lederman and Mrs. Lederman disclaim beneficial ownership of the shares held by the charitable Foundation, and these have not been included above.

           (b) Percent of Class: Dr. Lederman 2.87%; Mrs. Lederman 2.05%; Total 4.92%.

           (c)      Number of shares as to which such person has:
                    (i)   Sole power to vote or to direct the vote:
                          Dr. Lederman:       764,300 shares
                          Mrs. Lederman:      545,700 shares
                          Total:              1,310,000 shares
                    (ii)  Shared power to vote or direct the vote:
                          Dr. Lederman and Mrs. Lederman, as fiduciaries:
                          65,000 shares
                    (iii) Sole power to dispose or to direct the disposition of:
                          Dr. Lederman:       764,300 shares
                          Mrs. Lederman:      545,700 shares
                          Total:              1,310,000 shares
                    (iv) Shared power to dispose or to direct the disposition of:
                          Dr. Lederman and Mrs. Lederman, as fiduciaries:
                          65,000 shares


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

           Not Applicable.

                                Page 5 of 6 Pages

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.   CERTIFICATION

           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ David M. Lederman
                                                     --------------------------
                                                     David M. Lederman, Ph.D.

                                                     Jan 3, 2007
                                                     --------------------------
                                                     Date


                                                     /s/ Natalie F. Lederman
                                                     --------------------------
                                                     Natalie F. Lederman

                                                     Jan 3, 2007
                                                     --------------------------
                                                     Date









                                Page 6 of 6 Pages